RECEIVED
2005 JUN 15 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

June 6, 2005



05008995

SUPPL

By Airmail
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of Shares (Summary Translation dated June 2, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

Kenichi Sugimoto
Enclosure

(Summary Translation)
File Number: 82-2544

June 2, 2005

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of May 31, 2005

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 27, 2004)		3,600,000	42,912,000,000
Date of acquisition	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)		3,600,000	42,912,000,000
Acquisition in progress (%)		100.0	100.0

2. Processing state

Not applicable

3. Share holdings

As of May 31, 2005

	Number of Shares
Shares outstanding	141,669,000
Treasury shares	11,550,800